SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

60 EAST 42ND ST. ASSOCIATES L.L.C.
(Name of Subject Company)

60 EAST 42ND ST. ASSOCIATES L.L.C.
(Name of Person(s) Filing Statement)

Participation Units of LLC Member Interests

(Title of Class of Securities)

829907104

(CUSIP Number of Class of Securities)

Thomas N. Keltner, Jr.

Wien & Malkin LLC

60 East 42nd Street

New York, New York 10165

(212) 850-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With copies to:
Michael A. Schwartz, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 (212) 728-8000

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.Subject Company Information.

(a) The name of the subject company is 60 East 42nd St. Associates L.L.C., a New York limited liability company ("Associates"). The address and telephone number of Associates' principal offices are 60 East 42nd Street, New York, New York 10165 and (212) 687-8700.

(b) The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is Associates' Participation Units of LLC member interests each in the original face amount of $10,000 (the "Units"). As of the date of this Schedule 14D-9, there are 700 Units outstanding.

Item 2.Identity and Background of Filing Person.

(a) Name and Address of the Person Filing this Statement

The filing person's name, business address and business telephone number are set forth in Item 1(a) above.

(b) Offer to Purchase by the Offerors

This Schedule 14D-9 relates to the offer (the "Offer") by MPF-NY 2006, LLC, MPF Badger Acquisition Co., LLC, Moraga Gold, LLC, MPF Senior Note Program I, LP, MPF ePlanning Opportunity Fund, LP, MPF Blue Ridge Fund II, LLC, MPF DeWaay Fund 3, LLC, MPF Value Fund 7, LLC, MPF DeWaay Premier 3, LLC, Sutter Opportunity Fund 4, LLC, MPF Income Fund 22, LLC, MPF Special Fund 8, LLC, MPF Blue Ridge Fund I, LLC, MacKenzie Patterson Special Fund 6, LLC, MacKenzie Patterson Special Fund 6-A, LLC, MPF DeWaay Fund 5, LLC, MPF Special Fund 9, LLC, MPF Flagship Fund 9, LLC, MPF Flagship Fund 11, LLC, MPF DeWaay Premier Fund, LLC, MPF DeWaay Premier Fund 2, LLC and MacKenzie Patterson Fuller, LP (the "Offerors"), to purchase up to 135 Units at a purchase price equal to $60,000 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between February 16, 2007 and April 6, 2007, or such other date to which the offer may be extended (the "Offer Consideration"). The offer is on the terms and subject to the conditions set forth in the Offerors' offer to purchase, dated February 16, 2007, and in the related letter of transmittal (collectively, the "Offer to Purchase").

The Offer to Purchase is disclosed in a Tender Offer Statement on Schedule TO, dated February 16, 2007 (together with the exhibits thereto, as amended, the "Schedule TO"), filed by the Offerors with the Securities and Exchange Commission. The Schedule TO states that the address and telephone number of the Offerors' principal executive offices are 1640 School Street, Moraga, California 94556 and (925) 631-9100. All information contained in this Schedule 14D-9 or incorporated herein by reference concerning the Offerors or their affiliates, or actions or events with respect to any of them, was obtained from reports filed by the Offerors with the Securities and Exchange Commission, including, without limitation, the Schedule TO, and Associates takes no responsibility for such information.

Item 3.Past Contacts, Transactions, Negotiations and Agreements.

As of date of this Schedule 14D-9, Associates' members are Peter L. Malkin, Anthony E. Malkin and Thomas N. Keltner, Jr. (individually, an "Agent" and, collectively, the "Agents"), each of whom acts as an agent for holders of Units in Associates (individually, a "Participant" and, collectively, the "Participants"). All three Agents are affiliated with Wien & Malkin LLC (the "Supervisor"), which provides supervisory and other services to Associates as described below. Associates has no directors or officers, and the Supervisor and the Agents conduct the operating management and administration of the business of Associates.

Of the three Agents, Peter L. Malkin is manager or trustee of entities which own Units on behalf of the Malkin family; Anthony E. Malkin owns Units and is also manager or trustee of entities which own Units on behalf of the Malkin family, and Thomas N. Keltner, Jr. owns a fractional Unit. None of the Agents intends to tender to the Offerors any of the Units owned by him or over which he has dispositive power.

Except as described in this Schedule 14D-9, as of the date of this Schedule 14D-9, there are no material agreements, arrangements, or understandings, or actual or potential conflicts of interest, between (1) Associates or its affiliates, on one hand, and (2) Associates or the Offerors or their respective executive officers, directors or affiliates, on the other.

Property Acquisition and Lease.

In 1954, Associates acquired interests in the Lincoln Building (the "Building") and underlying land at 60 East 42nd Street, New York, New York (the "Property"), which in 1958 were converted to Associates' ownership of fee title to the Property, subject to a long-term net operating lease (the "Lease") to Lincoln Building Associates L.L.C. ("Lessee").

The current Lease term, including renewals, expires on September 30, 2033. Participants have approved granting Lessee the right to further extensions of the Lease (1) to 2083 in consideration of a $28 million building improvement program undertaken by Lessee in 1999-2000 and (2) to a later date in consideration of Lessee joining a further improvement program of approximately $85 million, with such renewals based on the net present benefit to Associates of the improvements made. As of December 31, 2006, approximately $65 million of costs for such program had been incurred, and approximately $20 million of costs are estimated to remain for currently planned work. Sprinklers will have to be installed throughout the Building to comply with new local law at an additional cost.

The Lease, as modified to date, provides that Lessee is required to pay Associates:

(i) annual basic rent (the "Basic Rent") equal to the sum of $24,000 for supervisory services payable to the Supervisor plus the constant installment payments of interest and amortization (excluding any balloon principal due at maturity) payable during such year under all mortgages to which the Lease is subordinate, provided that the aggregate principal balance of all mortgages now or hereafter placed on the Property does not exceed $100 million plus refinancing costs.

(ii) (A) additional rent (the "Additional Rent") equal to the lesser of (x) Lessee's net operating income for the lease year or (y) $1,053,800 and (B) further additional rent ("Further Additional Rent") equal to 50% of any remaining balance of Lessee's net operating income for such lease year. (Lessee has no obligation to make any payment of Additional Rent or Further Additional Rent until after Lessee has recouped any cumulative operating loss accruing from and after September 30, 1977. There is currently no accumulated operating loss against which to offset payment of Additional Rent or Further Additional Rent.)

(iii) an advance against Additional Rent equal to the lesser of (x) Lessee's net operating income for the preceding lease year or (y) $1,053,800, which, in the latter amount, will permit basic distributions to Participants at an annual rate of approximately 14% per annum on their remaining cash investment in Associates; provided that if such advances exceed Lessee's net operating income for any Lease year, advances otherwise required during the subsequent lease year will be reduced by an amount equal to such excess until Lessee has recovered, through retention of net operating income, the full amount of such excess. After the Participants have received distributions equal to a return of 14% per annum, $7,380 is paid to the Supervisor from the advances against Additional Rent.

If any approved Property mortgage is modified, the Basic Rent will be adjusted to equal the annual debt service payments under the modified mortgage (not including any balloon principal payment due at maturity) plus the Wien & Malkin annual supervisory fee of $24,000.

Supervisory Services.

The supervisory services provided to Associates by the Supervisor include, but are not limited to, conducting annual supervisory review meetings, maintaining all of Associates' entity and Participant records, performing physical inspections of the Building, providing or coordinating counsel services to Associates, reviewing insurance coverage and receipt of monthly rent from Lessee, payment of monthly and additional distributions to the Participants, payment of all other disbursements, confirmation of the payment of real estate taxes, active review of financial statements submitted to Associates by Lessee and financial statements audited by and tax information prepared by Associates' independent registered public accounting firm, and distribution of related materials to the Participants. The Supervisor also prepares quarterly, annual and other periodic filings with the Securities and Exchange Commission and applicable state authorities.

The Supervisor receives from Associates an annual fee of $24,000 ("Basic Payment"). The Supervisor also receives 10% of all distributions to Participants in any year in excess of 14% per annum on their remaining cash investment ("Additional Payment"). The Additional Payment was $917,544 for 2006 and $708,347 for 2005. Associates pays the Supervisor for other services at hourly rates.

Certain Relationships and Related Transactions.

Peter L. Malkin is Chairman, and Anthony E. Malkin is President, of Wien & Malkin LLC, which serves as Supervisor of Associates.

Each of Peter L. Malkin, Anthony E. Malkin, and Thomas N. Keltner, Jr., the members of Associates who act as Agents for Participants, holds a position at the Supervisor and may, by reason of his position at the Supervisor, receive income attributable to supervisory services or other payments made to the Supervisor by Associates and Lessee.

The Agents receive no compensation for serving as Agents. Other than their interest in the Supervisor, their interests in Associates arise solely from any ownership of Units by them, and they receive no benefit from Unit ownership not shared on a pro rata basis with all other Unit holders. As noted above, each of the Agents owns Unit interests for himself and/or his family.

Wien & Malkin is also the supervisor of the Lessee, for which it receives $180,000 per year and 10% of distributions to Lessee's members in excess of $400,000 per year.

Peter L. Malkin is a member of Lessee, as nominee for a family LLC in which he is manager, and interests therein are owned for the benefit of members of his family.

As a consequence of the foregoing, certain actual or potential conflicts of interest may arise with respect to the management and administration of the business of Associates. However, under the respective Participating Agreements, the prior consent of a specified percentage interest of the Participants is required for certain major transactions, including modification of the Lease and mortgage or sale of the Property.

Item 4.The Solicitation or Recommendation.

(a) Recommendation

ASSOCIATES RECOMMENDS AGAINST TENDERING UNITS TO THE OFFERORS IN THE OFFER.

(b) Reasons for the Recommendation

Inadequate Consideration for the Units

The Supervisor believes the consideration offered for Units in the Offer is not beneficial to Participants who are long-term investors interested in attractive levels of current income. For a Participant holding a Unit ($10,000 original investment), distributions were $10,327 for 2004, $10,507 for 2005, and $13,192 for 2006, representing what the Supervisor believes to be very favorable annual returns on the $60,000 Offer price

None of the Agents intends to sell to the Offerors his Units (or any Unit over which he has dispositive control) pursuant to the Offer, and each of the Agents has a favorable view of Associates' future. Over the past several years, Associates has undertaken with Lessee an $85 million Building improvement program now near completion, has engaged a new leasing and marketing agent, and has joined the W&H Portfolio of office buildings-during which time the Building has experienced enhanced occupancy and rental rates. Although no assurance can be given as to future results, the Supervisor and Agents believe the foregoing actions will continue to enhance Associates' operating results and Participants' distributions.

Long Term Investment Vehicle; Alternative Sales Arranged by the Supervisor

The Supervisor has a long-standing policy of recommending to all Participants that they retain their Units as long-term income producing investments, as originally intended when the investment was created in 1954.

However, because the Supervisor understands that Participants from time to time may require liquidity for their investments, and because there is no active trading market in the Units, the Supervisor has in the past been able to arrange a purchase of Units when contacted by a Participant who no longer desires long-term ownership. Set forth below are details of all transactions in the Units arranged by the Supervisor since February 1, 2006:

Transaction Date	Sale Price Per Full Unit (original $10,000 investment)	Number of Units Sold
10/02/06	$65,000	0.166667
01/02/07	$65,000	0.055556
01/02/07	$65,000	0.055556

The Offerors' Offer to Purchase is at a price of $60,000 per Unit. Each of the recent transactions in the table above was effected at a price in excess of the Offer to Purchase. The Supervisor believes that even these prices in the table above are less than the long-term value of the Units and so advised each Participant who requested that the Supervisor arrange a sale prior to such sale.

Alternative Sale Opportunity via New Tender Offer by Malkin Company

Associates has been advised that Wien & Malkin 60 East 42nd St. Acquisition L.L.C., a newly formed company owned and controlled by Peter L. Malkin and Anthony E. Malkin, will very shortly be making a tender offer, which Participants should receive soon, at the same price and on the same terms as now being offered by the Offerors.

The Malkins have stated that the purpose of the Malkin company's tender offer is to provide, for any Participant who now desires to sell even though the Malkins strongly recommend against sale, a buyer whose principals are known to them, have had a long-standing and supportive relationship with Associates, and control Wien & Malkin. The Malkins have also said they will reiterate in their tender offer that they recommend Participants continue to hold their Units and not sell.

Possible Veto Rights

If Participants sold to MPF the full 19.29% amount of its tender, MPF would likely have sufficient voting power to block Supervisor recommendations as to Associates' major decisions which effectively require 90% approval, such as sale and mortgage refinancing, including refinancings to fund necessary projects and allow continuation of operating distributions to Participants.

A Unit holder seeking to exit this investment has sale alternatives noted herein other than selling to a third party whose purchases would potentially give it a veto on Associates' major decisions. It is conceivable that acquiring such a veto right for the "nuisance value" it provides is an objective of MPF's Offer.

Terms of the Offer

The Supervisor also considered various terms of the Offer, including:

    The Offer requires each tendering Participant to submit to the personal jurisdiction of the State of California, and any dispute by a Participant must be pursued only in a California arbitration under California law. For virtually all Participants and their counsel, the use of California law and a mandatory California arbitration would impose unfamiliar law and an inconvenient forum. Based on the Supervisor's experience, disputes do occur with investors in tender offers. For example, in a recent tender offer by a third party in Colorado for another investment supervised by Wien & Malkin, a responding Participant who sought to rescind a purportedly irrevocable acceptance of a tender offer is now in litigation in Colorado, although his residence is in another state.
    MacKenzie Patterson Fuller, LP will be acting as depositary in connection with the Offer and will hold the Units tendered before they are purchased. According to the Offerors, this may mean that the buyers in the Offer may have access to the Units before all conditions to the Offer have been satisfied. Although the buyers would not have rights in the Units prior to their acceptance of the Units for payment, any dispute concerning the Offer would, as indicated above, be required to be arbitrated in California.
    The Offerors indicate in the Offer to Purchase that the Units could have an estimated liquidation value of approximately $96,599 per Unit, which is approximately 160% of its Offer price. The Offerors indicate in their Offer to Purchase that they have estimated this amount solely for the purpose of determining "an acceptable Offer price," and they disclaim any qualification to appraise real estate, state that there can be no certainty of the value of the Units, and note that (i) their estimate has not been made by an independent appraiser and (ii) there can be no assurance as to the timing and amount of any future distributions by Associates. Despite all of these qualifications, the Supervisor believes that, because the Offerors disclosed an estimated liquidation value that is more than 60% in excess of the Offer price, the Offerors must believe this estimate has some significance. In this regard, the Supervisors take note of the Offerors' statement in the Offer to Purchase that they are making the Offer with the intention of making a profit from the ownership of the Units and that in establishing the purchase price they are motivated to establish the lowest purchase price that might be acceptable to Participants.
    Many Participants own fractional Units, and the Offer is unclear on acceptance of fractional Units. It states that the Offerors will accept Units "adjusted by rounding down to the nearest whole number of Units tendered by each Unit holder to avoid purchase of fractional Units, as appropriate."

(c) Intent

Each of the Agents owns Unit interests for himself and/or his family. None of the Agents intends to tender to the Offerors any Units.

Item 5.Persons/Assets Retained, Employed, Compensated or Used.

Except as described in this Schedule 14D-9, Associates has not directly or indirectly employed, or agreed to compensate, any person to make solicitations or recommendations in connection with the Offer to Purchase.

Item 6.Interest in Securities of the Subject Company.

Since February 1, 2006, Peter L. Malkin or entities for the benefit of his family members have purchased in private transactions 0.27779 Units (in addition to their prior ownership of Units) at a price of $65,000 per full Unit (original $10,000 investment).

Except as set forth herein, no transactions in the Units have been effected during the past 60 days by Associates or, to Associates' knowledge after reasonably inquiry, any of Associates' affiliates.

Item 7.Purposes of the Transaction and Plans or Proposals.

Associates is not currently undertaking or engaged in any negotiation in response to the Offer to Purchase that relates to: (i) a tender offer for or other acquisition of securities by Associates or any other person; (ii) an extraordinary transaction, such as a merger or reorganization, involving Associates; (iii) a purchase, sale or transfer of a material amount of assets by Associates; or (iv) any material change in the present indebtedness (other than planned drawdowns of its mortgage loan for Building improvements), capitalization or dividend policy of Associates. As noted in Item 4 above, Associates has been advised that a new Malkin company will soon be making a matching tender offer to provide an alternative offer, while still recommending against any sale.

There are no transactions, board resolutions, agreements in principle or signed contracts that have been entered into in response to the Offer to Purchase that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7.

Item 8.Additional Information to be Furnished.

The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

Item 9.Exhibits.

(a) Disclosure Materials Distributed to Security Holders. See below.

(e) Arrangements or Understandings Listed in Item 3. See below.

(g) Written Instructions Furnished to Persons Making Oral Solicitations. See below.

Exhibit No.	Description
(a)(1)	Letter of Associates to Participants, dated March 1, 2007
(e)(1)

Partnership Agreement, dated September 25, 1958 (filed by letter dated March 31, 1981 [Commission File No. 0-2670] as Exhibit 3 to Associates' Form 10-K for the fiscal year ended December 31, 1980, and incorporated by reference)

(e)(2)	Associates' Consent and Operating Agreement dated as of November 28, 2001 (incorporated by reference to Exhibit 3(c) to Associates' Annual Report on Form 10-K for the period ended December 31, 2005)
(e)(3)

Form of Participating Agreement (incorporated by reference to Exhibit 4 to Associates' Form S-1 Registration Statement, as amended [the "Registration Statement"] by letter dated June 28, 1954 and assigned File No. 2-10981)

(e)(4)

Form of Net Lease between Associates and Lincoln Building Associates L.L.C. (incorporated by reference to Exhibit 9 to Associates' Registration Statement by letter dated June 28, 1954 and assigned File No. 2-10981)

(e)(5)	Modification of Lease Agreement dated as of January 1, 1964 between Associates and Lincoln Building Associates L.L.C.
(e)(6)	Second Modification of Lease Agreement, dated January 1, 1977 (incorporated by reference to Exhibit II under Item 10(b) of Associates' Form 10-K for the period ended December 31, 1979)
(e)(7)	Third Modification of Lease Agreement, dated March 28, 1980 (incorporated by reference to Exhibit II under Item 10(b) of Associates' Form 10-K for the period ended December 31, 1979)
(e)(8)	Fourth Lease Modification Agreement dated as of April 1,1981 between Associates and Lincoln Building Associates L.L.C.
(e)(9)	Fifth Lease Modification Agreement dated as of April 1,1982 between Associates and Lincoln Building Associates L.L.C.
(e)(10)	Sixth Lease Modification Agreement dated as of October 1, 1987 between Associates and Lincoln Building Associates L.L.C.
(e)(11)	Seventh Lease Modification Agreement dated as of March 1, 2000 between Associates and Lincoln Building Associates L.L.C.
(e)(12)	Eighth Lease Modification Agreement dated as of November 23, 2004 between Associates and Lincoln Building Associates L.L.C.
(g)(1)	Memorandum dated March 1, 2007 to certain Wien & Malkin staff members regarding telephone responses to investor inquiries on the MacKenzie Patterson tender offer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

60 EAST 42ND ST. ASSOCIATES L.L.C.

By: /s/ Peter L. Malkin
 Peter L. Malkin, Member

By: /s/ Anthony E. Malkin
 Anthony E. Malkin, Member

Dated: March 1, 2007